Exhibit 99.1

News Release

FOR IMMEDIATE RELEASE

Suncor accelerates increased returns to shareholders

•	Increases dividend by 100%

•	Increases NCIB program to purchase up to 107 million shares

Unless noted otherwise, all financial figures are in Canadian dollars

CALGARY, Alberta, October 27, 2021 – Given the strength of the company and confidence in the execution of Suncor Energy’s strategic plans, the Board of Directors has approved the acceleration of increased returns to shareholders by the reinstatement of the dividend to 2019 levels. The reinstatement to $0.42 per common share from $0.21 per share is a 100% increase in the quarterly dividend, commencing with the dividend payable on December 24, 2021 to shareholders of record at the close of business on December 3, 2021. The dividend increase is enabled through disciplined capital spending and allocation, as well as progress in generating an incremental $2 billion of free funds flow by 2025.

In addition, the Board has also authorized a further 2% increase in the normal course issuer bid (NCIB) to purchase by February 7, 2022 up to approximately 7% (107 million shares) of Suncor’s public float as at January 31, 2021.

2021 Performance to Date

Operational initiatives and higher commodity prices than expected have accelerated the achievement of two key objectives, namely increasing return of capital to shareholders and reducing net debt. Highlights include:

•	Safe and reliable operating performance continues to strengthen, including:

o	In Q3, Downstream demand has returned to near 2019 levels and is expected to continue to strengthen, enabling industry leading refinery utilization rates and cash generation going forward;

o	Significant progress has been achieved on overburden removal at Fort Hills and the project is on track to ramp to full rates by the end of 2021; and

o	Our remaining upstream assets are performing at strong operating levels with all 2021 planned major maintenance successfully completed.

•	Substantial progress has been made on the company’s plan to realize $2 billion of incremental annual free funds flow by 2025 as outlined on Investor Day, with approximately $465 million on track to be achieved in 2021 and similar progress expected to continue in 2022. As outlined on Investor Day, this annual free funds flow increase for 2021 is being achieved through increased revenue and margin, and increased productivity on tailings asset retirement spend.

•	As at September 30, 2021 net debt has been reduced by $3.1 billion in 2021. With expected free funds flow in the fourth quarter and the receipt of the Golden Eagle asset sales proceeds in October, the net debt balance by year end 2021 is anticipated to be near $15 billion, an approximate $5 billion reduction in 2021, $1 billion lower than the December 31, 2019 net debt level and near the top of 2025 target net debt range set out Investor Day. Net debt reduction will continue to be a focus as we further fortify the balance sheet, accelerating the pace of deleveraging outlined on Investor Day.

Suncor Energy
150 6 Avenue S.W. Calgary, Alberta T2P 3E3
suncor.com

•	Share buybacks for the year-to-date period ending September 30, 2021 totalled $1.7 billion for approximately 63 million shares, or 4.1% of the outstanding shares at January 31, 2021, significantly higher than assumed in the Investor Day scenario.

•	As part of our disciplined capital allocation, we will continue to execute on our Environment, Social and Governance (ESG) strategic initiatives and invest in energy expansion at mid teens returns to achieve our 10 Megatonne (MT) emission reduction target by 2030.

2022 Guidance

We will release our detailed 2022 Guidance as usual in December 2021.

For 2022, our business environment assumptions are significantly improved relative to those discussed at Investor Day due to the substantial improvements in market conditions. Our key assumptions are: WTI at Cushing of US$70/bbl; New York Harbor 2-1-1 crack of US$21/bbl; AECO-C Spot of $3.80 CDN$/mcf and a US$ FX rate of $0.80. 2022 Capital guidance is expected to be approximately $4.7 billion, $300 million below the $5.0 billion annual cap outlined at Investor Day. We are expecting to renew the NCIB upon expiry of the current program in February 2022 and further fortify the balance sheet with additional net debt reduction in 2022. After funding the capital program and dividend, we plan to allocate available free funds flow half towards share buybacks and half towards debt reduction.

This dividend increase demonstrates Suncor Energy’s Board of Directors and Executive Management team’s commitment to increasing the return of capital to shareholders and accelerating performance relative to our plan.

Legal Advisory – Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements in this news release include statements and expectations regarding: Suncor's incremental $2 billion of free funds flow by 2025 target including Suncor's expectation that it is on track to achieve $465 million of this in 2021 with similar progress expected to continue in 2022; statements about the NCIB, including the amount and timing of purchases and Suncor's expectation that it will renew the NCIB upon expiry of the current program in February 2022; Suncor's expectation that Downstream demand will continue to strength which will enable industry leading refinery utilization rates and cash generation going forward; Suncor's expectation that the Fort Hills project is on track to ramp to full rates by the end of 2021; Suncor's expected net debt balances by year end 2021 to be near $15 billion and the belief that net debt reduction will continue to be a focus for Suncor and that there will be additional net debt reduction in 2022; Suncor's anticipated capital allocation plans of allocating half of available free funds flow towards share buybacks and half towards debt reduction; Suncor's expectation that it will continue to execute on its ESG strategic initiatives and invest in energy expansion at mid teens returns to achieve its 10 MT emission reduction target by 2030; Suncor's commitment to increasing the return of capital to shareholders and accelerating performance relative to its previously communicated plan; and Suncor's full year 2022 outlook on capital guidance as well as business outlook assumptions for WTI at Cushing, New York Harbor 2-1-1 crack, AECO-C Spot and the Cdn$/US$ exchange rate. Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves estimates; the current and potential adverse impacts of the COVID-19 pandemic; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; capital efficiencies and cost savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals.

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Suncor’s Management's Discussion and Analysis for the third quarter of 2021 dated October 27, 2021 (MD&A), its Annual Information Form and Annual Report to Shareholders, each dated February 24, 2021, Form 40-F dated February 25, 2021, and other documents Suncor files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3, by calling 1-800-558-9071, or by email request to invest@suncor.com or by referring to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Non-GAAP Financial Measures

Certain financial measures referred to in this news release (free funds flow) are not prescribed by GAAP. Free funds flow is defined and reconciled, as applicable, to the most directly comparable GAAP measures in the Non-GAAP Financial Measures Advisory section of the MD&A. This non-GAAP financial measure is included because management uses this information to analyze business performance, leverage and liquidity and it may be useful to investors on the same basis. This non-GAAP measure does not have a standardized meaning and therefore is unlikely to be comparable to similar measures presented by other companies and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Suncor Energy is Canada's leading integrated energy company, with a global team of over 30,000 people. Suncor's operations include oil sands development, production and upgrading, offshore oil and gas, petroleum refining in Canada and the US, and our national Petro-Canada retail distribution network (now including our Electric Highway network of fast-charging EV stations). A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is responsibly developing petroleum resources, while profitably growing a renewable energy portfolio and advancing the transition to a low-emissions future. Suncor is listed on the UN Global Compact 100 stock index. Suncor's common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @Suncor

Media inquiries:

1-833-296-4570

media@suncor.com

Investor inquiries:

800-558-9071

invest@suncor.com